Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

April 30, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Suzanne Hayes, Assistant Director

James Rosenberg, Senior Assistant Chief Accountant

Jeffrey Gabor, Staff Attorney

Ada Sarmento, Staff Attorney

Lisa Vanjoske, Assistant Chief Accountant

Vanessa Robertson, Senior Staff Accountant

Re:	Unity Biotechnology, Inc. Registration Statement on Form S-1 (File No. 333-224163) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Unity Biotechnology, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on May 2, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated April 23, 2018:

(i)	Dates of distribution: April 23, 2018 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately 3,033

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 245

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Word
Name: Elizabeth Word
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kathy Bergsteinsson
Name: Kathy Bergsteinsson
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Chris Chung
Name: Chris Chung
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]